Exhibit 23.2

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of PDL BioPharma, Inc. for the registration of debt securities, common stock, preferred stock, depositary shares, warrants, stock purchase contracts, stock purchase units and units of these securities and to the incorporation by reference therein of our report dated March 3, 2014, with respect to the consolidated statements of income, comprehensive income, stockholders' equity (deficit) and cash flows of PDL BioPharma, Inc. for the year ended December 31, 2013, included in its Annual Report (Form 10-K) for year end December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Redwood City, California
June 10, 2016